APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

[Grit Fit Cafe]
Balance Sheet - unaudited
For the period ended [October 8th 2020]

	Current Period	Prior Period
	October 8th 2020	**[Balance DATE]**
ASSETS		
Current Assets:		
Cash	$2,000	$ -
Petty Cash	$75.00	-
Accounts Receivables	-	-
Inventory	$10,000	-
Prepaid Expenses	$5,000	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	17,075.00	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	$10,000	-
Computer Equipment	$2,000	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	12,000.00	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 29,075.00	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	$50.00	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt	-	-
Total Current Liabilities	50.00	-
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	-	-
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	$ 50.00	$ -
Balance Sheet Check	29,025.00	-

I, Raymond Sherwood, certify that:

1. The financial statements of GRIT FIT CAFE L.L.C. included in this Form are true and complete in all material respects; and
2. The tax return information of GRIT FIT CAFE L.L.C. has not been included in this Form as GRIT FIT CAFE L.L.C. was formed on 06/01/2020 and has not filed a tax return to date.

Signature   *Raymond Sherwood*

Name: Raymond Sherwood

Title: CEO